EXHIBIT 99.1



BAYELSA OIL COMPANY

Ref: BOCL/ OM/ XEPM/ 20/03
December 6th, 2020

Attn.: Mr. Mathias Shah

Chairman & Chief Executive Officer
Atlantic Energy & Utilities Inc / Ameri Metro Inc
2575 Eastern Blvd, York
PA 17402
USA

Dear Sir,

Re: Acceptance of Pre-Conditional Terms to a Proposed Partnership.

Bayelsa Oil Company Limited acknowledges the receipt of your letter dated December 8th, 2020.

We unanimously agree to your terms enshrined in the aforementioned letter.

Thank you for your usual cooperation.

Yours faithfully,

For; Bayelsa Oil Company Limited

Beilo Akpoku
Operations Manager

📍:
12 Otiotio Road, P.M.B.151
Yenizue-Gene, Yenagoa.
Bayelsa State, Nigeria.

📞:
0810 626 6626

✉/🖨:
info@bayelsaoilcoy.com
www.bayelsaoilcoy.com

RC:910836

ATLANTIC VESSELS LIMITED

16th December, 2020.

To Whom It May Concern,

BENEFITS OF THE BAYELSA OIL COMPANY (BOC) FARM OUT INVESTMENT PROJECT

1. Investment will be secure since the License holder is a Government owned company, as such government can guarantee investment of third party equity share.
2. Hydrocarbon production will be properly accounted for through the participation of Government and regulatory bodies.
3. Security to facilities and personnel (Lives & property) can be readily assured by government because production from such operations will serve as a direct source of revenue generation and job creation to the citizens, hence investment cannot be threatened by any Arm/Agency of government.
4. It is an opportunity to advance in Crude Oil Refining and Lean Gas processing for export and/or National consumption.
5. There will be no interfering of court processes to disrupt operations by third party, because it has not being initially farmed out to any company as investment partner.
6. Dispute between investment partners will be discouraged as Government would not want to institute a law suit against her source of revenue, but will rather explore Arbitration to reconcile differences where any arises.
7. OPL 240, has a Production forecast of about 45,000 barrels of Crude Oil per day. Hence, Investors are expected to recoup their investment within a year.
8. The development of OPL 240 will trigger more investment opportunities since there are numerous Asset Owners like Bayelsa Oil Company limited who are also desperately in need of fund to develop theirs too.
9. The introduction of FPSO (Floating Production & Storage Off-taker) on OPL 240, will also serve as a Terminal for both Production and Storage of Crude from other Producing Fields for possible Offtake/ Lifting of Crude in West Africa.
10. Since the whole investment will be regulated by the Department of Petroleum Resources, it will give the Investors an opportunity to bid, Acquire and as Operator of Licenced Fields in Nigeria.
11. Over all, this investment is most viable, as the product is in abundance and the market is available. Other work conditions are favourable as enumerated above. Most especially, there is a reserve of 70 million barrels reserve.

Signed: LH ATLANTIC

December 9th, 2020.

Mr. Bello Akpoku,
The Operations Manager,
Bayelsa Oil Company,
12 Otiotio Road, Yenizue-Gene,
Yenagoa, Bayelsa State,
Nigeria.

Dear Sir,

RE: PROPOSED AFE/CAPEX FOR MARGINAL FIELD (OPL 240)

The above subject matter refers.

We received your letter dated December 8th 2020 showing a budget of USD300, 550,000. (Three hundred million, five hundred and fifty thousand United States Dollars) accompanied with a respective breakdown for purposes of exploring the marginal field within Bayelsa State, Nigeria.

The budget breakdown is acceptable to us, we raise no objections and indicate our interest to work with the sum stated.

Thanking you for your cooperation.

Yours Sincerely,

Shah Mathias
Founder, CEO/Merger and Acquisition Atlantic Energy & Utility Products, Inc., affiliated party to Ameri Metro Inc. (USA). Ameri Metro LTD. (Ireland)



BAYELSA OIL COMPANY

Ref: BOCL/ OM/ XEPM/ 20/03
December 8th, 2020

Attn.: Mr. Mathias Shah

Chairman & Chief Executive Officer
Atlantic Energy & Utilities Inc / Ameri Metro Inc
2575 Eastern Blvd, York
PA 17402
USA

Dear Sir,

RE: A PROPOSED AFE / CAPEX FOR MAGNAL FIELD (OPL 240)

As part of our drive in achieving our aim and objectives, it is important to note that Bayelsa Oil Company Limited or as a proposed Joint Venture (JV) will need about Three hundred million, five-hundred and fifty thousand dollars (USD 300,550,000) to harness the full potentials of OPL 240 (Magnal Field).

Kindly see below the cost breakdown.

DESCRIPTION	COST (USD)
DATA ACQUISITION	
Acquisition of a 3-D Seismic Data on the entire field (500sq. Km.)	45,000,000
WORK OVER OPERATIONS	
To carry out a re-entry on the 3 Exploratory Wells	80,000,000
DRILLING OPERATIONS	
To drill 2 Appraisal Wells / Completion	160,000,000
PRODUCTION	
To acquire FPSO for a year @ $30,000 / day	10,950,000
SURVEY	
To carry out an Environmental Impact Assessment (EIA) on the field	250,000
COMMUNITY	
MOU implementation with host communities	2,000,000
REGULATORY AGENCIES	
To acquire permit from relevant agencies	300,000
LEGAL	
Binding Agreement between concerned parties	850,000
SECURITY	1,200,000
TOTAL	300,550,000

📍:
12 Otiotio Road, P.M.B.151
Yenizue-Gene, Yenagoa.
Bayelsa State, Nigeria.

📞:
0810 626 6626

✉/@:
info@bayelsaoilcoy.com
www.bayelsaoilcoy.com



BAYELSA OIL COMPANY

We strongly believe that Atlantic Energy & Utilities Inc / Ameri Metro Inc have both the technical and financial capacity to pilot this project. We look forward to a great mutual partnership.

Thank you for your usual cooperation.

Yours faithfully,

For; Bayelsa Oil Company Limited

Bello Akpoku
Operations Manager

📍:
12 Otiotio Road, P.M.B.151
Yenizue-Gene, Yenagoa.
Bayelsa State, Nigeria.

📞:
0810 626 6626

✉/🏢:
info@bayelsaoilcoy.com
www.bayelsaoilcoy.com



BAYELSA OIL COMPANY

Ref: BOCL/ OM/ XEPM/ 20/02
December 3rd, 2020

Attn.: Mr. Mathias Shah

Chairman & Chief Executive Officer
Atlantic Energy & Utilities Inc / Ameri Metro Inc
2575 Eastern Blvd, York
PA 17402
USA

Dear Sir,

Ref: Expression of Interest to farm out OPL 240 owned by Bayelsa Oil Company (BOCL), to Atlantic Energy & utilities Inc / Ameri Metro Inc.

We are writing to express our interest (EOI) to farm-out the OPL 240 Asset to Atlantic Energy & Utilities Inc / Ameri Metro Inc , to further explore, appraise existing discoveries, develop, and put into production using its technical, managerial, and financial expertise in collaboration with its International partner; and unrivalled access to capital market funds especially in the current low oil price environment.

We recognize Atlantic Energy & Utilities Inc / Ameri Metro Inc expert mix of technical & financial competence, and its ability to innovate solutions and deliver commercial results even from seemingly non-commercial assets, thus generating superior returns for its stakeholders.

OPL-240, is situated in the shallow waters (40ft) of the Niger Delta where two(2) Exploratory/Appraisal wells have been drilled, with an estimated recoverable reserves of 70 million barrels of Oil.Under the farm-out of this Asset by the Farmour (BOCL), the Farmee (Atlantic Energy & Utilities Inc / Ameri Metro Inc) will:

1. Farm into the discovered Magna OPL 240 asset under a Sole Risk, Marginal Field fiscal term, with a 60% working interest/Equity.

2. Atlantic Energy & Utilities Inc / Ameri Metro Inc will provide Technical, Managerial, and Financial leadership

   to the Magna field OPL 240 Asset and any other discoveries made in OPL 240 over the life of the fields,

   under the terms of a Sole Risk, Technical and Management farm-out agreement agreed between both

   parties. Atlantic Energy & Utilities Inc / Ameri Metro Inc will also have hydrocarbon off-take and lifting rights.

3. The appraisal, development, and production operations of OPL 240 will be managed by Atlantic Energy & Utilities / Ameri Metro Inc, on behalf of the Administrative Operator (BOCL) of OPL 240, for the life of the Asset.

Bayelsa Oil Company Limited (BOCL) is a registered Exploration and Production Company in the Federal Republic of Nigeria, engaging in the upstream, downstream, midstream sectors of the oil and gas industry in Nigeria. Bayelsa is a leading oil producing state in Nigeria; a fact that directly impacts "ROI".



12 Otiotio Road, P.M.B.151
Yenizue-Gene, Yenagoa.
Bayelsa State, Nigeria.



0810 626 6626



info@bayelsaoilcoy.com
www.bayelsaoilcoy.com



BAYELSA OIL COMPANY

The details of the farm-out agreement will be further harnessed and executed, after the requested documents have been provided by BOCL to Atlantic Energy & Utilities Inc / Ameri Metro Inc, and Atlantic Energy & Utilities Inc / Ameri Metro Inc has carried out its due diligence and its own Competent Persons Report (CPR) obtained; after which both parties will meet.

We believe this is the best time to indulge in new Ventures such as this, and are delighted to invite you to meet with our management in the very near future, to further discuss how we can both achieve more together. We look forward to a healthy working relationship.

Thank you.

Yours faithfully,

For; Bayelsa Oil Company Limited

Bello Akpoku
Operations Manager

📍:
12 Otiotio Road, P.M.B.151
Yenizue-Gene, Yenagoa.
Bayelsa State, Nigeria.

📞:
0810 626 6626

✉/🌐:
info@bayelsaoilcoy.com
www.bayelsaoilcoy.com

MINISTRY OF PETROLEUM RESOURCES

PETROLEUM RESOURCES DEPARTMENT

7, KOFO ABAYOMI STREET, VICTORIA ISLAND, LAGOS

P.M.B. No. **12650, LAGOS**
Telegrams **PETRES**
Telephone **3200440 – 9**
Telex



Ref No. **PI/LM/3900/V.I/104**
Date **18th May, 2007**

The Managing Director,
Bayelsa Oil Company/TNHP Consortium,
21, Mini Opkobiri Street,
Port Harcurt
Rivers.

Dear Sir,

RE: OFFER OF OIL PROSPECTING LICENCE (OPL) NO.: 240

Following the Commercial Bidding Conference held in Abuja on Friday, 11th May, 2007, the Honourable Minister of Energy has approved the award of OPL 240 to your company subject to the conditions listed hereunder:

1. Operator: **BAYELSA OIL COMPANY/TNHP CONSORTIUM**

    Local Content: -

2. Working Interest - 100%

    (i) Signature Bonus: US $10,600,000
    (ii) Cost Oil Ceiling: 70%
    (iii) Minimum Work Programme
    Phase I: 5 Years
    a. 3D Seismic Data: - 500 sq. km.
    b. No. of Wells - 1
    c. Financial Commitment - US $25,000,000

    Phase II: 5 Years
    a. 3D Seismic Data: - 500 sq. km.
    b. No. of Wells - 2
    c. Financial Commitment - US $60,000,000

3. Please note:

(a) The execution of a Production Sharing Contract between your company (consortium) and the Nigeria National Petroleum Corporation (NNPC) by the PSC date. The Model PSC is being sent by E-mail.

(b) Note that 50% of the offered signature bonus was deposited during the Bidding Conference. The signing of the PSC is subject to evidence of payment of the remaining 50% of the signature bonus by Telegraphic Wire Transfer on or before 21st May, 2007.

(c) That the production sharing contract shall be executed on or before 25th May, 2007.

(d) That in addition to the terms of Production (Drilling and Production) Regulations 1969 (as amended).

    i) Your company must be a fully registered Nigerian company.

    ii) The Managing Director of the operating company who could be an expatriate or Nigerian must be an employee of the company.

For further enquiries on the offer, please feel free to contact the Department of Petroleum Resources.

Yours faithfully,

A. O. Chukwueke
Director of Petroleum Resources